EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 22, 2002

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS

FREE TRANSLATION

Buenos Aires, May 21, 2002

Buenos Aires Stock Exchange
Present

Re.: Exchange Offer of the *Obligaciones Negociables Tercera Clase*
Notice of a Meeting among *Obligaciones de la Primera Clase*

Dear Sirs:

I am addressing you on behalf of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with the provisions established in Article 23, of the Buenos Aires Stock Exchange Regulations governing the authorization, suspension, withdrawal and cancellation of securities listings.

In this regard, I hereby inform you that the Board of Directors of Telefónica de Argentina S.A, at its meeting held on May 20, 2002, agreed to an Exchange Offer where the present day holders of *Obligaciones Negociables Tercera Clase* under the Global Program of the Company, can tender their stocks in exchange for *Obligaciones Negociables Cuarta Clase*, constituting a new issuance under the Program with the possibility of a partial cash payment. The *Obligaciones Necociables Cuarta Clase* will be issued for an amount of up to US$ 100,000,000 and the conditions of issuance will be similar to those in *Obligaciones Negociables Tercera Clase*, with the exception of the maturity date.

Also, in case the Company fails to fulfill its payment obligations under the *Obligaciones Negociables Tercera Clase* to holders that do not accept the Exchange Offer, the Board of Directors arranged a meeting among *Obligaciones de la Primera Clase* with the purpose of granting the right to declare the anticipated expiration of their stocks. Said meeting will take place on the same day, at 12 noon, at Tucumán 1, city of Buenos Aires.

Very truly yours,

Fernando Borio
Market Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: May 22, 2002

By: ______________________

Name: FERNANDO BORIO
Title: SECRETARY TO THE BOARD